UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, March 1, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced the following:

Pursuant to a resolution adopted by the Board of Directors on February 23, 2012, and in accordance with Articles 181, 182 and other applicable Articles of the Mexican General Corporations Law and Article 35 of the Company’s By-Laws, GAP invites the Company’s shareholders to a General Ordinary Shareholders’ Meeting and a General Extraordinary Shareholders’ meeting at 11:00 am and 12:00 pm, respectively, on April 16, 2012 in Hotel Nikko’s Capulín Salón located on Campos Eliseos, Number 204, Colonia Polanco Chapultepec, Mexico City, D.F., to discuss the following:

MEETING AGENDA
GENERAL ORDINARY SHAREHOLDERS’ MEETING

I	In compliance with Article 28, Section IV of the Mexican Securities Market Law, the following will be presented and, if applicable, submitted for approval:

a)
The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2011, in accordance with Article 44, Section XI of Mexican Securities Market Law and Section 172 of the Mexican General Corporations Law, together with the external auditor’s report on the financial statements of the Company and its subsidiaries.

For more information please visit www.aeropuertosgap.com.mx or contact:
In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perara, Chief Financial Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR for updates

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b)	The Board of Directors’ comments to the Chief Executive Officer’s report.

c)
The Board of Directors’ report per Article 172, clause b) of the Mexican General Corporations Law, which contains the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

d)	The report on operations and activities in which the Board of Directors intervened during the fiscal year ended December 31, 2011, pursuant to the Mexican Securities Market Law.

e)	The annual report on the activities undertaken by the Audit and Corporate Practices Committee pursuant to Article 43 of the Mexican Securities Market Law.

f)	The report on the Company’s compliance with tax obligations for the period from January 1 to December 31, 2010.

g)	Ratification of the decisions taken by the Board of Directors during the 2011 period, including nominations of provisional directors that took place for co-optation during this period.

II
Discussion and the approval of the financial statements of the Company and its subsidiaries, including the balance sheet, the income statement, the statement of changes in financial position, and the cash flow statement, in each case for the fiscal year from January 1 to December 31, 2011, and approval of the external auditor’s report regarding the aforementioned financial statements.

III
Approval of the Company’s net income for the period ended December 31, 2011, which was Ps. 1,484,441,049 (ONE BILLION, FOUR HUNDRED EIGHTY FOUR MILLION, FOUR HUNDRED FORTY ONE THOUSAND AND FORTY NINE PESOS), such that 5% (FIVE PERCENT) of this amount, or Ps. 74,222,052 (SEVENTY FOUR MILLION, TWO HUNDRED TWENTY TWO THOUSAND AND FIFTY TWO PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,410,218,997 (ONE BILLION, FOUR HUNDRED TEN MILLION, TWO HUNDRED EIGHTEEN THOUSAND, NINE HUNDRED AND NINETY SEVEN PESOS), allocated to the account for net income pending allocation.

IV
Approval that from the account for net income pending allocation which is equal to Ps. 1,416,688,649 (ONE BILLION, FOUR HUNDRED SIXTEEN MILLION, SIX HUNDRED EIGHTY EIGHT THOUSAND, SIX HUNDRED AND FORTY NINE PESOS) a dividend is declared to be paid in the amount of Ps. 1,130,000,000 (ONE BILLION, ONE HUNDRED THIRTY MILLION PESOS) for each share outstanding as of the payment date, excluding the shares repurchased by the Company as of each payment date per Article 56 of Mexican Securities Market Law; the remaining net income pending application once the dividend has been paid will remain as net income pending application.  The dividend will be paid in the following manner:

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a) $ 847,500,000.00 (EIGHT HUNDRED FORTY SEVEN MILLION, FIVE HUNDRED THOUSAND PESOS) on or before May 31, 2012.

b) $ 282,500,000.00 (TWO HUNDRED EIGHTY TWO MILLION, FIVE HUNDRED THOUSAND PESOS) on or before November 30, 2012.

V
The report on the repurchase of shares and approval of the maximum amount of resources approved by the Shareholder meeting which took place on April 27, 2011, the cancellation of the amount pending to repurchase with respect to the maximum amount approved by the shareholders on April 27, 2011 and the approval of the maximum amount of resources to be allocated toward the repurchase of the Company’s shares or of credit instruments that represent these shares for the amount of Ps. 280,000,000 (TWO HUNDRED EIGHTY MILLION PESOS) for the 12 month period after April 16, 2012, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI	The report regarding the designation or ratification of the four proprietary members of the Board of Directors and their respective alternates named by the Series “BB” shareholders.

VII
Designation of person(s) that should comprise the Company’s Board of Directors to be designated by any holder or group of holders of Series “B” shares that own 10% or more of the Company’s equity, and the assessment of their independence according to the Company’s By-Laws.

VIII	Designation of person(s) that should comprise the Company’s Board of Directors to be designated by Series “B” shareholders and the assessment of their independence according to the Company’s By-Laws.

IX	Proposal to designate the Company’s Chairman of the Board of Directors in accordance with Article 16 of the Company’s By-Laws.

X	Ratification of the salaries corresponding to those who comprise the Company’s Board of Directors during the 2011 period to be applied in 2012.

XI
Designation of a member of the Board of Directors on behalf of Series “B” shareholders so they may be a member of the Company’s Nomination and Compensation Committee in accordance with Article 29 of the Company’s By-Laws.

XII	Designation of the President of the Audit and Corporate Practices Committee.

XIII
The report concerning compliance with Article 29 of the Company’s by-laws regarding acquisitions of goods or services or contracting of projects or asset sales for transactions that are equal to or higher than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico or, if applicable, by transactions with relevant shareholders.

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XIV	Adoption of resolutions deemed necessary or desirable in order to comply with any decisions made during this meeting.

MEETING AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

I
Proposal to approve the Company’s Shareholders’ Equity for a reduction of the Company’s capital in the amount of Ps. 25,212,737,037 (TWENTY FIVE BILLION TWO HUNDRED AND TWELVE MILLION SEVEN HUNDRED AND THIRTY SEVEN THOUSAND AND THIRTY SEVEN PESOS) which is derived from the audited value of Shareholders’ Equity for the period ended December 31, 2011, which was Ps. 26,342,737,037 (TWENTY SIX BILLION THREE HUNDRED AND FORTY TWO MILLION SEVEN HUNDRED AND THIRTY SEVEN THOUSAND AND THIRTY SEVEN PESOS), minus the amount approved at the General Ordinary Shareholders’ Meeting on April 16, 2012 for the payment of dividends of Ps. 1,130,000,000.00 (ONE BILLION, ONE HUNDRED AND THIRTY MILLION PESOS).

II
Proposal to reduce the amount of the Company’s fixed capital stock proportionally between the historical value of the capital stock and the value of the amount adjusted for inflation up to December 31, 2007, for a total of Ps. 870,000,000 (EIGHT HUNDRED AND SEVENTY MILLION PESOS) payable in cash proportionate to the number of shares outstanding no later than June 30, 2012.  Of the total capital reduction amount, Ps. 572,501,369 (FIVE HUNDRED AND SEVENTY TWO MILLION FIVE HUNDRED AND ONE THOUSAND THREE HUNDRED AND SIXTY NINE PESOS) will correspond to the reduction of the historical value of capital stock and Ps. 297,498,631 (TWO HUNDRED AND NINETY SEVEN MILLION FOUR HUNDRED AND NINETY EIGHT THOUSAND SIX HUNDRED AND THIRTY ONE PESOS) corresponds to the value of the inflation adjustment up to December 31, 2007.

III
Proposal to modify Article 6 of the Company’s By-Laws approved by the Board of Directors to reduce the nominal amount of the Company’s capital stock by Ps. 572,501,369 (FIVE HUNDRED AND SEVENTY TWO MILLION FIVE HUNDRED AND ONE THOUSAND THREE HUNDRED AND SIXTY NINE PESOS) to remain at Ps. 15,447,321,750 (FIFTEEN BILLION FOUR HUNDRED AND FORTY SEVEN MILLION THREE HUNDRED AND TWENTY ONE THOUSAND SEVEN HUNDRED AND FIFTY PESOS).

IV	Adoption of resolutions deemed necessary or desirable in order to comply with any decisions made during this meeting.

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Shareholders are reminded that per Article 36 of the Company’s By-Laws, only those shareholders registered in the Share Registry as holders of one or more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close on April 11, 2012, three (3) business days prior to the date of this meeting.

In order to attend the meeting, at least one business day prior to the meeting (i) shareholders must deposit their stock certificates, shares, or a receipt of deposit of shares from S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V. (“Indeval”), or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present the listing that contains the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue an admission card and/or the forms that, in order to be represented, will be required under Article 49, Section III of the Mexican Securities Law.  In order to attend the meeting, shareholders must present either the admission card and/or the corresponding form.

Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated by a power of attorney (signed by two witnesses or as otherwise authorized by law). However, with respect to the Company’s capital stock traded on a stock exchange, the proxy may only verify his/her identity via Company forms.  These will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders, available at the Company’s offices located at Av. Mariano Otero # 1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or Juan Racine 112, 4th Floor, Col. Los Morales (Polanco), Delegacion Miguel Hidalgo, Mexico City, Mexico 11510.

Mr. Antonio Franck C.
Secretary of the Board of Directors

The complementary information corresponding to the proposals in this Shareholders’ Meeting announcement may be found on the Company’s website at www.aeropuertosgap.com.mx.

***

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Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

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SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 2, 2012